[ORTHOLOGIC CORP. LETTERHEAD]
November 2, 2005
VIA EDGAR
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	OrthoLogic Corp.
Registration Statement on Form S-3
File No. 333-127356
Ladies and Gentlemen:
     Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), OrthoLogic Corp. (the “Registrant”) hereby requests that its Registration Statement on Form S-3 (File No. 333-127356) initially filed on August 9, 2005, as amended, together with all exhibits thereto (the “Registration Statement”), be withdrawn. The Registrant is submitting this application for withdrawal because it has determined that maintaining the Registration Statement is no longer in its interest. The Registrant confirms that no securities of the Registrant have been sold pursuant to the Registration Statement.
     The Registrant respectfully requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.
     If you have any questions with respect to this matter, please contact the Registrant’s counsel, Steven P. Emerick, Esq. of Quarles & Brady Streich Lang LLP, at (602) 230-5517.

Sincerely,

OrthoLogic Corp.

/s/ James M. Pusey

Dr. James M. Pusey Chief Executive Officer